UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 8)*


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02264P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                MAXWELL A. MUNDAY
                            206, 4400 DOMINION STREET
                            BURNABY, BRITISH COLUMBIA
                                 CANADA, V5G 4G3
                                 (604) 430-5624
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                       October 1, 2007 - December 22, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02264P 10 1
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

         MAXWELL A. MUNDAY
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a)    [ ]
         (b)    [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds

         OO
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 3(e)

         NOT APPLICABLE
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

         CANADIAN
--------------------------------------------------------------------------------
                  (7)      Sole Voting Power
Shares
Beneficially               0
                  --------------------------------------------------------------
Owned by          (8)      Shared Voting Power
Each
Reporting                  4,350,000
                  --------------------------------------------------------------
Person With       (9)      Sole Dispositive Power

                           0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power

                           4,350,000
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,350,000
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         2.5%
--------------------------------------------------------------------------------

(12)     Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 02264P 10 1
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

         MUNDAY HOME SALES LTD.
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds

         OO
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 3(e)

         NOT APPLICABLE
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

         BRITISH COLUMBIA
--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power
Shares
Beneficially               0
                  --------------------------------------------------------------
Owned by          (8)      Shared Voting Power
Each
Reporting                  4,350,000
                  --------------------------------------------------------------
Person With       (9)      Sole Dispositive Power

                           0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power

                           4,350,000
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,350,000
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         2.5%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person

         CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

(a)      Title of Class of Securities:

         COMMON SHARES WITHOUT PAR VALUE

(b)      Address of Issuer's Principal Executive Offices:

         AMADOR GOLD CORP.
         711-675 WEST HASTINGS STREET
         VANCOUVER, BRITISH COLUMBIA
         CANADA, V6B 1N2

Item 2.  IDENTITY AND BACKGROUND

(a)      Name:

         (i)      MAXWELL A. MUNDAY; AND
         (ii)     MUNDAY HOME SALES LTD.

(b)      Residence or Business Address:

         C/O MAXWELL A. MUNDAY
         206, 4400 DOMINION STREET
         BURNABY, BRITISH COLUMBIA
         CANADA, V5G 4G3

(c)      Principal occupation or Employment:

         MAXWELL A. MUNDAY HAS BEEN THE PRESIDENT AND OWNER OF MUNDAY HOME SALES LTD. SINCE 1972.

         MUNDAY HOME SALES LTD. IS A PRIVATE COMPANY THAT OWNS RENTAL PROPERTIES AND INVESTMENTS.

(d)      Criminal Proceedings:

         NONE

(e)      Civil Proceedings:

         NONE

(f)      Citizenship:

         MAXWELL A. MUNDAY IS A CANADIAN CITIZEN

         MUNDAY HOME SALES LTD. IS A CORPORATION INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NOT APPLICABLE.

Item 4:  PURPOSE OF TRANSACTION

THE REPORTING  PERSONS HAVE NO PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT
IN:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount  beneficially  owned by Maxwell  A.  Munday:  4,350,000  SHARES,
         INCLUDING  1,600,000  SHARES  THAT  MAY  BE  ISSUED  UPON  EXERCISE  OF
         OUTSTANDING SHARE PURCHASE WARRANTS. THE SHARES REPORTED AS BENEFICIALLY OWNED BY MR. MUNDAY INCLUDE ALL OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY MUNDAY HOME SALES LTD.

         Percent of class beneficially owned by Maxwell A. Munday: 2.5% (BASED ON A TOTAL OF 171,227,719 COMMON SHARES ISSUED AND OUTSTANDING AT
         DECEMBER 22, 2008 AND ASSUMING THE EXERCISE AND ISSUANCE OF AN ADDITIONAL 1,600,000 SHARES UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS).

         Amount beneficially owned by Munday Home Sales Ltd.: 4,350,000 SHARES, INCLUDING 1,600,000 SHARES THAT MAY BE ISSUED UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS.

         Percent of class beneficially owned by Munday Home Sales Ltd.: 2.5% (BASED ON A TOTAL OF 171,227,719 COMMON SHARES ISSUED AND OUTSTANDING AT DECEMBER 22, 2008 AND ASSUMING THE EXERCISE AND ISSUANCE OF AN ADDITIONAL 1,600,000 SHARES UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS).

(b)      Number of shares as to which Maxwell A. Munday has:

         (i)      Sole power to vote or to direct the vote            0

         (ii)     Shared power to vote or to direct the vote          4,350,000

         (iii)    Sole power to dispose or to direct the
                  disposition of                                      0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                      4,350,000

         Number of shares as to which Munday Home Sales Ltd. has:

         (i)      Sole power to vote or to direct the vote            0

         (ii)     Shared power to vote or to direct the vote          4.350,000

         (iii)    Sole power to dispose or to direct the
                  disposition of                                      0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                      4.350,000

(c)      Transactions effected during the past sixty days:

         REFER TO ATTACHED SCHEDULE "A" ATTACHED HERETO.

(d)      NOT APPLICABLE

(e)      NOT APPLICABLE

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7:  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1:  JOINT FILING AGREEMENT

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATE:  DECEMBER 22, 2008

                  MAXWELL A. MUNDAY


                  BY:  /S/ MAXWELL A. MUNDAY
                  ---------------------------------------------
                  NAME:    MAXWELL A. MUNDAY

                  MUNDAY HOME SALES LTD.


                  BY:  /S/ MAXWELL A. MUNDAY
                  ---------------------------------------------
                  NAME:    MAXWELL A. MUNDAY
                  TITLE:   PRESIDENT AND DIRECTOR

CUSIP No.  02264P 10 1
--------------------------------------------------------------------------------


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that Schedule 13D filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated:  DECEMBER 22, 3008

                  MAXWELL A. MUNDAY


                  BY:  /S/ MAXWELL A. MUNDAY
                  ---------------------------------------------
                  NAME:    MAXWELL A. MUNDAY

                  MUNDAY HOME SALES LTD.


                  BY:  /S/ MAXWELL A. MUNDAY
                  ---------------------------------------------
                  NAME:    MAXWELL A. MUNDAY
                  TITLE:   PRESIDENT AND DIRECTOR

                             MUNDAY HOME SALES LTD.
                       APRIL 23, 2008 TO DECEMBER 22, 2008
                   SCHEDULE "A" TO FORM 13D - AMENDMENT NO. 8

DATE                            SHARES SOLD                                PRICE
----                            -----------                                -----

April 23, 2008                       50,000                               $0.255
April 23, 2008                       50,000                                $0.26
April 25, 2008                       70,000                               $0.265
April 28, 2008`                      38,000                                $0.26
April 28, 2008                       62,000                                $0.25
April 28, 2008                       15,000                               $0.265
April 28, 2008                       15,000                               $0.255
April 28, 2008                       23,000                               $0.255
April 29, 2008                       15,000                                $0.25
April 29, 2008                       12,000                                $0.24
April 30, 2008                       35,000                                $0.25
May 21, 2008                         65,000                                $0.24
May 21, 2008                         50,000                               $0.275
May 21, 2008                        100,000                                $0.27
May 21, 2008                          9,000                               $0.245
May 21, 2008                         41,000                                $0.24
TOTAL:                              650,000

DATE                     WARRANTS EXERCISED                                PRICE
----                     ------------------                                -----

April 25, 2008                      350,000                                $0.20
April 29, 2008                       35,000                                $0.20
May 15, 2008                        265,000                                $0.20
TOTAL:                              650,000

DATE                          SHARES ISSUED                                PRICE
----                          -------------                                -----

October 28, 2008                  1,300,000 (private placement)            $0.10

DATE                        WARRANTS ISSUED                       EXERCISE PRICE
----                        ---------------                       --------------

October 28, 2008                  1,300,000 (exercisable                   $0.15
                                             for two years)

DATE                            SHARES SOLD                                PRICE
----                            -----------                                -----

September 25, 2008                   45,000                                $0.12
September 25, 2008                   30,000                                $0.12
September 26, 2008                   35,000                               $0.115
September 29, 2008                   40,000                                $0.12
September 29, 2008                   35,000                                $0.11
September 29, 2008                   20,000                                $0.12
September 30, 2008                   70,000                               $0.105
September 30, 2008                   50,000                               $0.105
October 1, 2008                      25,000                                $0.10
October 2, 2008                      69,000                                $0.09
October 2, 2008                      65,000                               $0.085

October 3, 2008                     100,000                               $0.075
October 3, 2008                      30,000                               $0.085
October 3, 2008                      25,000                                $0.09
October 3, 2008                       9,000                               $0.095
October 6, 2008                     152,000                                $0.07
October 9, 2008                      90,000                                $0.07
October 9, 2008                      41,000                               $0.075
October 9, 2008                      19,000                               $0.075
October 10, 2008                    150,000                                $0.08
October 10, 2008                     50,000                               $0.085
October 15, 2008                      2,000                               $0.085
October 15, 2008                    145,000                                $0.08
October 14, 2008                      3,000                                $0.08
TOTAL:                            1,300,000

DATE                                            WARRANTS EXPIRED - NOT EXERCISED
----                                            --------------------------------

December 21, 2008                                                      4,000,000